UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STG Group, Inc.

Full Name of Registrant

Former Name if Applicable

11091 Sunset Hills Road, Suite 200

Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

STG Group, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) with respect to its Quarterly Report on Form 10-Q for the three months ended September 30, 2017 (the “Form 10-Q”). As of June 30, 2017, the Company did not meet the consolidated senior secured leverage ratio, the fixed charge coverage ratio and minimum consolidated EBITDA required in its Credit Agreement, dated as of November 23, 2015 (the “Credit Agreement”), among the Company, STG Group Holdings, Inc., STG, Inc., Access Systems, Incorporated, various lenders, MC Admin, as administrative agent and lead arranger, and PNC Bank, National Association, as collateral agent. On November 13, 2017, MC Admin Co LLC (“MC Admin”) delivered a notice of default with respect to this non-compliance and exercised certain remedies with respect to collateral the Company provided to secure its obligations under the Credit Agreement. In particular, MC Admin removed the directors of STG Group Holdings, Inc. (“Holdings”), a wholly-owned subsidiary of the Company, and elected two new directors of Holdings. In addition, on November 14, 2017, Phillip E. Lacombe, our President and Chief Operating Officer, and Charles L. Cosgrove, our Chief Financial Officer, resigned effective immediately, notwithstanding notice provisions in their respective employment agreements. Both Messrs. Lacombe and Cosgrove indicated in their respective resignation letters that they expected to continue serving as officers and/or employees, and, with respect to Mr. Lacombe, a director, of Holdings and STG, Inc., a wholly-owned subsidiary of Holdings. These actions by MC Admin materially affect the financial statements and the disclosures set forth in the Form 10-Q. The issues described above, which have caused the Company to be unable to timely file the Form 10-Q, could not be eliminated without unreasonable effort or expense. We expect to file the Form 10-Q within the 5-day extension period afforded by Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Simon S. Lee	703	691-2480
(Name)s	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STG Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2017	By:	/s/ Simon S. Lee
Simon S. Lee
Chairman of the Board of Directors